(212) 318-6053

keithpisani@paulhastings.com

November 6, 2017

VIA EDGAR AND BY COURIER

Ms. Christine Westbrook

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 30, 2017
File No. 333-220592

Ladies and Gentlemen:

On behalf of Galena Biopharma, Inc. (“Galena”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to Galena’s above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”) marked to show the changes made to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2017.

This Amendment is being filed in response to comments with respect to Amendment No. 1 to the Registration Statement received from the Commission (the “Staff”) by letter dated November 3, 2017. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Galena’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4

Galena Business Overview, page 182

1.	We note your response to comment 30, which we reissue in part. Please tell us why you believe it is appropriate to indicate that you have completed Phase 1 trials for NeuVax for gastric cancer.

Paul Hastings LLP | 200 Park Avenue | New York, NY 10166

t: +1.212.318.6000 | www.paulhastings.com

Ms. Christine Westbrook

November 6, 2017

Galena has revised the disclosure on page 188 in response to the Staff’s comment. Galena respectfully advises the Staff that it believes that it is important to make it clear to investors that, if Galena and/or Dr. Reddy’s determines to pursue a Phase 2 trial for NeuVax, the Phase 1 work has already been completed.

Unaudited Pro Forma Condensed Combined Financial Statements

4. Pro Forma Adjustments, page F-111

2.	For pro forma adjustment H, please show in detailed disclosure how the number of pro forma weighted average shares outstanding was determined.

Galena has revised the disclosure on page F-114 in response to the Staff’s comment.

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If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6053 or Thomas Pollock at (415) 856-7047.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

Enclosures